Sepetember 20, 2005

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:	Form 20-F for Fiscal Year Ended December 31, 2004 Gilat Satellite Networks Ltd. Filed March 18, 200 5File No. 0-21218

Dear Mr. Spirgel:

        As concluded in my conversation held today with SEC Staff Accountant Ms. Kathryn Jacobson, we will file our response to the Staff’s comment letter dated August 19, 2005 no later than November 7, 2005.

        If this delay poses a problem or you have any questions or require additional information, please call me at 972-3-929-3020.

Sincerely, Rachel Prishkolnik, Adv. Legal counsel & corporate secretary